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14048481

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC
Mail Processing
Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 67871

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2013** AND ENDING **DECEMBER 31, 2013**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

MISMI, INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

810 – 7TH AVENUE – Suite 2200

NEW YORK,	**NEW YORK**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL BEATON **(603) 379 - 2478**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, *DANIEL BEATON*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *MISMI, INC. as of Dec 31, 2013*, are true and correct.
I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

FINOP
Title

X ______________________
Notary Public

BETSY COTTER
NOTARY PUBLIC
STATE OF NEW HAMPSHIRE
MY COMMISSION EXP. SEPT. 18, 2018

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
( ) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MISMI, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Mismi, Inc.
810 7th Avenue – Suite 2200
New York, NY 10019

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Mismi, Inc., (the Company) as of December 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mismi, Inc., as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 3, 2014

MISMI, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS	
Cash and cash equivalents	$ 335,545
Deposit with clearing broker	125,000
Accounts receivable	265,670
Loan receivable	75,000
Prepaid expenses and deposits	33,756
Furniture, equipment and software development, net of accumulated depreciation and amortization of $508,895 (Note 2(d))	104,866
Total assets	$ 939,837
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 241,566
Total liabilities	241,566
Commitments and Contingencies (Note 7)	
Stockholders' equity (Note 10)	
Series A Preferred stock, $0.001 par value; (liquidation preference $5,991,236); 4,500,000 shares authorized; 4,298,183 issued and outstanding	4,298
Series B Preferred stock, $0.001 par value; (liquidation preference $4,383,300); 4,300,000 shares authorized; 3,411,925 issued and outstanding	3,412
Series C Preferred stock, $0.001 par value; (liquidation preference $3,465,640); 4,300,000 shares authorized; 3,796,714 issued and outstanding	3,797
Series D Preferred stock, $0.001 par value; (liquidation preference $7,877,172); 4,300,000 shares authorized; 9,828,680 issued and outstanding	9,829
Common stock, $0.001 par value, 32,400,000 shares authorized, 8,251,834 shares issued and outstanding.	8,252
Additional paid-in capital	16,068,591
Treasury stock	(19,577)
Retained earnings	(15,380,331)
Total stockholders' equity	698,271
Total liabilities and stockholders' equity	$ 939,837

The accompanying notes are an integral part of this statement.

MISMI, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

Note 1 - Nature of Business

Mismi, Inc. (The "Company") is a Delaware Corporation formed for the purpose of conducting business in the state of New York as a broker-dealer in securities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The Company also operates pursuant to the (k)(2)(ii) exemptive provisions of Rule 15c3-3.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. The difference between trade and settlement date reporting is not material.

b) ***Marketable Securities***

Marketable securities owned by the Company are reflected at market value with the resulting unrealized gains and losses included in income.

c) ***Cash and Cash Equivalents***

For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Depreciation***

Depreciation of furniture, equipment, and programming costs is provided on the straight-line method over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining terms of the lease.

e) ***Use of Estimates***

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 2- Summary of Significant Accounting Policies (continued)

f) Income Taxes

The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

g) Stock Based Compensation

The Company applies the fair value recognition provisions of FASB guidance related to stock-based compensation. Under these provisions, stock-based compensation expense is measured at the grant date based on the fair value of the award and is generally recognized as expense over the requisite service period.

Note 3- Fair Value Measurements

The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Note 3- Fair Value Measurements (continued)

Level 3 - Fair values derived from inputs which are not observable in markets. The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2013:

	Fair Value Measurements Using			
	Total	Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Investment in Subsidiary	-0	$ -0-	$ -0-	

Note 4 - Furniture and Equipment

Furniture and equipment consist of the following at December 31, 2013:

Furniture and equipment	$311,017
Software development	302,744
	613,761
Less: Accumulated depreciation	(508,895)
	$104,866

Note 5- Related Party Transactions

The Company has allocated expenses to the LLC that they were a member of for approximately $1,310,922 for rental of office market data, employee compensation and other expenses. In addition, the Company had paid royalty expense to the LLC for $902,556.

Note 6 Income Tax

At December 31, 2013, the Company had a net operating loss carryforward of approximately $15,026,000 for income tax purposes.
This carryforward will begin to expire in 2027. A valuation allowance of $3,750,000 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition. The Company is subject to federal and New York State income taxes. The Company is not subject to examination by tax authorities before 2027.

MISMI, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

Note 7- Commitments and Contingencies

Office Space
The Company leases its premises under a lease expiring February 27, 2014. The Company's minimum rental lease commitment for the fiscal year ended December 31, 2013.

2014	$ 28,422 (2 months)

The Company is in the process of obtaining a new lease.

Note 8 Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

Note 9 Financial Instruments with Off-Balance Sheet Credit Risk(continued)

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 10 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2013, the Company had net capital of $340,058 which was $241,058 in excess of its required net capital of 100,000. The Company's net capital ratio was 70.83%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2013, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.